                   Fiduciary Capital Pension Partners, L.P.
--------------------------------------------------------------------------------















                      ---------------------------------
                            SECOND QUARTER REPORT
                                     1995

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
--------------------------------------------------------------------------------
                              MESSAGE TO INVESTORS

Dear Investor:

    The Fund's net asset value per Unit was $19.65 at June 30, 1995. This net asset value is up from the net asset values of $18.47 at December 31, 1994 and $18.76 at March 31, 1995. These increases resulted primarily from gains attributable to the Fund's investments in KEMET Corporation ("KEMET") and Protection One, Inc. ("Protection One").

    At June 30, 1995, the Fund held portfolio investments in twelve companies. These portfolio investments represented approximately 75.3% of the Fund's net assets. The Fund's remaining assets were invested in high-quality, short-term commercial paper. These funds are available for investment, for distribution to the partners or to fund the annual repurchase offer.

INVESTMENT UPDATE

    During May 1995, Protection One prepaid its $917,000 of 12.00% Senior Subordinated Notes that were held by the Fund. The Fund received $962,850 of proceeds, including a prepayment premium. The Fund continues to hold 15,405 shares of Protection One common stock, which were received during July 1995 when the Fund exercised the Protection One warrants it previously held.

    The Fund continues to periodically sell shares of KEMET common stock. During April and May 1995, the Fund sold 37,080 shares at an average net sales price of approximately $43.93. An additional 7,913 shares were sold during July 1995 at an average net sales price of approximately $67.47. The Fund has 22,830 shares of KEMET stock remaining as of August 22, 1995.

    During May 1995, the Fund acquired a new portfolio investment in R.B.M. Precision Metal Products, Inc. ("RBM") at a cost of approximately $1.26 million. RBM, headquartered in Colorado Springs, Colorado, is a manufacturer of precision sheet metal enclosures, chassis and assemblies for business machines. Its principal customer is Hewlett Packard. This new investment consists of $1,290,000 of 13.00% Senior Subordinated

                             --------------------
                                     ONE

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
--------------------------------------------------------------------------------

Secured Notes due May 24, 2002, with warrants to acquire common stock.

    During May 1995, the Fund made a follow-on investment in Canadian's Corp. The investment consists of $130,000 of floating rate Promissory Notes, with warrants to acquire common stock, which together were purchased at a discounted price of $117,000. The Fund and certain of Canadian's equity investors provided a loan to the company in order to finance unanticipated cash shortfalls arising from operations which were below expectations.

CASH DISTRIBUTIONS

    The Fund made its cash distribution for the second quarter of 1995 on August 14, 1995. This distribution - amounting to $.30 per Unit - was equal to an annualized rate of 6% of contributed capital. This distribution consisted entirely of net investment income earned during the second quarter. We expect the remaining 1995 distributions to be made at the same 6% rate.

    The Fund's investment period will end on December 31, 1995. Although the Fund is permitted to make additional investments in existing portfolio companies after 1995, the Fund will no longer be permitted to acquire investments in new portfolio companies. This will impact the amount of the Fund's quarterly distributions for 1996 and subsequent years because all proceeds from dispositions or maturities of investments after December 31, 1995 will be distributed to investors, except to the extent the cash is needed to fund the annual repurchase offer or to fund any follow-on investments that the Fund may make in existing portfolio companies.

PERIODIC UNIT REPURCHASE POLICY

    Pursuant to the terms of the periodic unit repurchase policy that was adopted by the Fund's investors during 1993, the Fund annually offers to repurchase from investors, up to 7.5% of its outstanding Units for an amount equal to the current net asset value per Unit, net of a fee (not to exceed 2%) to be retained by the Fund to offset expenses incurred in con-

                             --------------------
                                     TWO

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
--------------------------------------------------------------------------------

nection with the repurchase offer. If the number of tendered Units in any year exceeds 7.5% of the outstanding Units, the Fund's General Partners may vote to repurchase up to an additional 2% of the outstanding Units.

    The next opportunity to have the Fund repurchase your Units will occur during the fourth quarter of 1995. The repurchase offer will be mailed to investors on October 6, 1995, and the deadline for tendering Units for repurchase will be October 31, 1995. The repurchase price will be based on the net asset value per Unit on November 14, 1995 and payment for tendered Units will be made on November 21, 1995.

                  *     *     *     *     *     *     *     *

    We are currently reviewing several investment opportunities for the Fund. We are confident that we will be able to identify sufficient attractive investment opportunities to fully invest the remaining funds that are available for reinvestment prior to December 31, 1995.

    If you have any questions regarding your investment in the Fund, please call us at 800-866-7607.

Sincerely,



/s/ PAUL BAGLEY
Paul Bagley, Chairman
FCM Fiduciary Capital Management Company


/s/ W. DUKE DEGRASSI
W. Duke DeGrassi, President
FCM Fiduciary Capital Management Company

August 22, 1995

                             --------------------
                                    THREE

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
--------------------------------------------------------------------------------
                            SCHEDULE OF INVESTMENTS

JUNE 30, 1995 (UNAUDITED)
--------------------------------------------------------------------------------

PRINCIPAL
AMOUNT/                                              INVESTMENT    AMORTIZED                     % OF TOTAL
SHARES                     INVESTMENT                   DATE         COST          VALUE        INVESTMENTS
------------------------------------------------------------------------------------------------------------------------------------
MANAGED COMPANIES:
147,678 sh.          Carr-Gottstein Foods Co.,
                     Class B Common Stock(1)*        10/23/90      $ 738,394       $ 894,375
------------------------------------------------------------------------------------------------------------------------------------
                                                                     738,394         894,375       3.6%
------------------------------------------------------------------------------------------------------------------------------------
150,584.1 sh.        Neodata Corporation,
                     10.00% Class A Convertible      12/27/90 &
                     Preferred Stock - Series 2*     09/30/92        278,916               2
8,754.89 sh.         Neodata Corporation,            12/27/90 &
                     Common Stock*                   09/30/92              1               1
------------------------------------------------------------------------------------------------------------------------------------
                                                                     278,917               3       0.0
------------------------------------------------------------------------------------------------------------------------------------
30,743 sh.           KEMET Corporation,
                     Common Stock(2)*                07/11/91         21,787       1,617,850
------------------------------------------------------------------------------------------------------------------------------------
                                                                      21,787       1,617,850       6.4
------------------------------------------------------------------------------------------------------------------------------------
267.9 sh.            Huntington Holdings, Inc.,
                     Warrants to Purchase
                     Common Stock(3)*                01/31/92         85,678         606,449
------------------------------------------------------------------------------------------------------------------------------------
                                                                      85,678         606,449       2.4
------------------------------------------------------------------------------------------------------------------------------------
62,606 sh.           Amity Leather Products Co.,
                     Warrants to Purchase Class B
                     Common Stock*                   07/30/92         85,909         758,067
22,608 sh.           Amity Leather Products Co.,
                     Class A Common Stock*           07/30/92        226,080         273,750
------------------------------------------------------------------------------------------------------------------------------------
                                                                     311,989       1,031,817       4.1
------------------------------------------------------------------------------------------------------------------------------------
$2,938,997           KB Alloys, Inc.,
                     20.00% Senior Subordinated
                     Term Notes due 6/30/01(4)       05/28/93      2,889,674       2,889,674
-----------------------------------------------------------------------------------------------------------------------------------
                                                                   2,889,674       2,889,674      11.5
------------------------------------------------------------------------------------------------------------------------------------
$5,023,926           Elgin National Industries, Inc.,
                     13.00% Senior Subordinated
                     Notes due 9/01/01(5)            09/24/93      4,907,085       4,907,085
5,876.1 sh.          ENI Holding Corp.,
                     10.00% Preferred Stock
                     due 12/31/01                    09/24/93        587,610         691,421
403.81 sh.           ENI Holding Corp.,
                     Class B Common Stock*           09/24/93         40,381          40,381
421.6 sh.            ENI Holding Corp.,
                     Warrants to Purchase Class B
                     Common Stock*                   09/24/93         42,156          42,156
------------------------------------------------------------------------------------------------------------------------------------
                                                                   5,577,232       5,681,043      22.5
------------------------------------------------------------------------------------------------------------------------------------

 The accompanying notes to financial statements are an integral part of this schedule.

                             --------------------
                                     FOUR

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
--------------------------------------------------------------------------------
                      SCHEDULE OF INVESTMENTS (CONTINUED)

JUNE 30, 1995 (UNAUDITED)
--------------------------------------------------------------------------------

PRINCIPAL
AMOUNT/                                           INVESTMENT     AMORTIZED                       % OF TOTAL
SHARES               INVESTMENT                      DATE          COST           VALUE          INVESTMENTS
------------------------------------------------------------------------------------------------------------------------------------
15,405.6 sh.         Protection One, Inc.,
                     Warrants to Purchase
                     Common Stock(6)*             11/03/93          82,420           93,396
------------------------------------------------------------------------------------------------------------------------------------
                                                                    82,420           93,396           0.4
------------------------------------------------------------------------------------------------------------------------------------
$2,396,000           LMCOperating Corp.,
                     13.00% Senior Secured
                     Subordinated Term Notes
                     due 5/31/99(7)               06/10/94       2,268,861        2,268,861
16.054 sh.           LMCOperating Corp.,
                     Warrants to Purchase
                     Common Stock*                06/10/94         107,820          107,820
15.973 sh.           LMCCredit Corp.,
                     Warrants to Purchase
                     Common Stock*                06/10/94               1                1
------------------------------------------------------------------------------------------------------------------------------------
                                                                 2,376,682        2,376,682           9.4
------------------------------------------------------------------------------------------------------------------------------------
$2,392,000           Canadian's Corp.,
                     13.50% Subordinated          09/09/94 &
                     Notes due 9/01/02(8)         12/29/94       2,296,463        2,296,463
$291,000             Canadian's Holdings, Inc.,
                     12.00% Exchangeable
                     Redeemable Debentures        09/09/94 &
                     due 8/31/04(9)               12/29/84         279,034          279,034
$130,000             Canadian's Corp.,
                     Promissory Notes
                     due 6/30/96(10)              05/08/95         117,911          117,911
232,987 sh.          Canadian's Corp.,
                     Warrants to Purchase         09/09/94 &
                     Common Stock*                12/29/94          34,171           34,171
26,966 sh.           Canadina's Corp.,
                     Warrants to Purchase
                     Common Stock(11)*            05/08/95             650              650
------------------------------------------------------------------------------------------------------------------------------------
                                                                 2,728,229        2,728,229          10.8
------------------------------------------------------------------------------------------------------------------------------------
$1,290,000           R.B.M. Precision Metal
                     Products, Inc., 13.00%
                     Senior Subordinated
                     Secured Notes due
                     5/24/02(12)                  05/24/95       1,191,743        1,191,743
439.694 sh.          R.B.M. Precision Metal
                     Products, Inc., Warrants
                     to Purchase Common Stock*    05/24/95          73,295           73,295
------------------------------------------------------------------------------------------------------------------------------------
                                                                 1,265,038        1,265,038           5.0
------------------------------------------------------------------------------------------------------------------------------------

 The accompanying notes to financial statements are an integral part of this schedule.

                             --------------------
                                     FIVE

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
--------------------------------------------------------------------------------
                      SCHEDULE OF INVESTMENTS (CONTINUED)

JUNE 30, 1995 (UNAUDITED)
--------------------------------------------------------------------------------

PRINCIPAL
AMOUNT/                                           INVESTMENT      AMORTIZED                       % OF TOTAL
SHARES               INVESTMENT                      DATE           COST           VALUE          INVESTMENTS
------------------------------------------------------------------------------------------------------------------------------------
34,996 sh.           MTIHoldings II, Inc.,        07/06/94 &
                     Common Stock*                12/28/94            237,627           31,496
------------------------------------------------------------------------------------------------------------------------------------
                                                                      237,627           31,496       0.1
------------------------------------------------------------------------------------------------------------------------------------
   Total Investments in Managed
      Companies (75.3% of net assets)                              16,593,667       19,216,052      76.2
------------------------------------------------------------------------------------------------------------------------------------
TEMPORARY INVESTMENTS:
$2,218,000           Ford Motor Credit
                     Corporation, 5.761%
                     Notes due 7/13/95            06/29/95          2,213,808        2,213,808
$3,782,000           Philip Morris Companies,
                     Inc., 5.772% Notes
                     due 7/13/95                  06/29/95          3,774,839        3,774,839
------------------------------------------------------------------------------------------------------------------------------------
   Total  Temporary Inve(23.5%sof net assets)                       5,988,647        5,988,647      23.8
------------------------------------------------------------------------------------------------------------------------------------
   Total Investments (98.8% of net assets)                        $22,582,314      $25,204,699     100.0%
====================================================================================================================================

(1) The Carr-Gottstein Foods Company common stock trades on the New York Stock Exchange. The Fund and Fiduciary Capital Partners, L.P. ("FCP") combined own a material percentage of the outstanding shares. To reflect the resultant lack of liquidity, the Fund valued the shares at a 5% discount to the public market price.
(2)   The KEMET Corporation common stock trades on the NASDAQ National Market
      System.    (Note 6)
(3) Pursuant to the terms of the Fund's agreement with Huntington Holdings, Inc., under certain circumstances the number of shares issuable upon exercise of the warrants held by the Fund will increase periodically.
      The first such increase occurred on February 1, 1993 when the Fund received the right to an additional 29.6 shares.
(4) The notes will amortize in eight equal quarterly installments of $367,375 commencing on 6/30/99. The current payment of 7.0% of the interest may be deferred at the borrower's option. During any period in which the payment of interest is deferred, the interest rate on the notes increases from 20.00% to 21.00%.
(5) The notes will amortize in eight equal quarterly installments of $627,991 commencing on 11/30/99.
(6) The Protection One, Inc. common stock trades on the NASDAQ National Market System.
(7) The notes will amortize as follows: $30,017 on 9/01/97, $30,992 on 12/01/97, $32,000 on 3/01/98, $33,040 on 6/01/98, $34,114 on 9/01/98,
      $35,222 on 12/01/98, $36,367 on 3/01/99 and $2,164,248 on 5/31/99.
(8) The notes will amortize in twelve equal quarterly installments of $199,333 commencing on 12/01/99. The notes also bear contingent additional interest to be computed under a specified formula.
(9) The debentures are convertible into 119,262 shares of Canadian's Corp. common stock. The debentures also bear contingent additional interest to be computed under a specified formula.
(10)  The notes bear interest equal to the prime rate, plus 5%.
(11)  The warrants have an exercise price of $2.44 per share.
(12) The notes will amortize in three equal annual installments of $430,000 commencing on 5/24/00.
*     Non-income producing security.

 The accompanying notes to financial statements are an integral part of this schedule.

                             --------------------
                                     SIX

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
--------------------------------------------------------------------------------
                                 BALANCE SHEETS

JUNE 30, 1995 AND DECEMBER 31, 1994 (UNAUDITED)
--------------------------------------------------------------------------------

                                                        1995                1994
------------------------------------------------------------------------------------------------------------------------------------
ASSETS:
  Investments (Note 6)
    Portfolio investments, at value:
      Managed companies (amortized cost -
        $16,593,667 and $16,052,631,
         respectively)                              $19,216,052          $19,274,598
  Temporary investments, at amortized cost            5,988,647            4,179,590
------------------------------------------------------------------------------------------------------------------------------------
      Total investments                              25,204,699           23,454,188
  Cash and cash equivalents                             125,367              173,095
  Accrued interest receivable                           647,713              521,794
  Other assets, including receivables from
      sale of investments                                 5,084              544,921
------------------------------------------------------------------------------------------------------------------------------------
      Total assets                                  $25,982,863          $24,693,998
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES:
  Payable to affiliates (Notes 2, 3 and 4)          $    44,545          $    44,384
  Accounts payable and accrued liabilities               25,196               33,542
  Prepaid interest income                                     -               52,635
  Distributions payable to partners                     393,030              589,545
------------------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                   462,771              720,106
------------------------------------------------------------------------------------------------------------------------------------
NET ASSETS:
  Managing General Partner                               31,578               16,116
  Limited Partners (equivalent to $19.65
    and $18.47, respectively, per limited
    partnership unit based on 1,296,999
    units outstanding)                               25,488,514           23,957,776
------------------------------------------------------------------------------------------------------------------------------------
      Net assets                                     25,520,092           23,973,892
------------------------------------------------------------------------------------------------------------------------------------
        Total liabilities and net assets            $25,982,863          $24,693,998
====================================================================================================================================



 The accompanying notes to financial statements are an integral part of these financial statements.

                             --------------------
                                    SEVEN

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
--------------------------------------------------------------------------------
                      STATEMENTS OF OPERATIONS (UNAUDITED)

                                     FOR THE THREE MONTHS     FOR THE SIX MONTHS
                                        ENDED JUNE 30,          ENDED JUNE 30,
------------------------------------------------------------------------------------------------------------------------------------
                                       1995        1994         1995       1994
INVESTMENT INCOME:
  Income:
   Interest                          $  619,678   $ 558,999  $1,218,743  $1,129,702
------------------------------------------------------------------------------------------------------------------------------------
     Total investment income            619,678    558,999    1,218,743   1,129,702
------------------------------------------------------------------------------------------------------------------------------------
  Expenses:
   Investment advisory fees (Note 2)     49,756     63,009       99,513     125,561
   Fund administration fees (Note 3)     29,582     29,582       59,164      59,164
   Independent General Partner fees
     and expenses (Note 4)               11,964     12,280       27,988      27,567
   Administrative expenses (Note 3)      17,224     17,190       34,448      34,380
   Professional fees                     13,695     10,374       28,156      21,316
   Amortization                           2,625      2,625        5,250       5,250
   Other expenses                        10,340     12,961       16,236      25,240
------------------------------------------------------------------------------------------------------------------------------------
     Total expenses                     135,186    148,021      270,755     298,478
------------------------------------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME                   484,492    410,978      947,988     831,224
------------------------------------------------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
   Net realized gain on investments   1,720,694          -    1,983,859     496,463
   Net decrease in unrealized
     appreciation of investments       (637,675)   (49,443)    (599,587)    (58,423)
------------------------------------------------------------------------------------------------------------------------------------
       Net gain (loss) on investments 1,083,019    (49,443)   1,384,272     438,040
------------------------------------------------------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS
  RESULTING FROM OPERATIONS          $1,567,511   $361,535   $2,332,260  $1,269,264
====================================================================================================================================





 The accompanying notes to financial statements are an integral part of these financial statements.

                             --------------------
                                    EIGHT

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
--------------------------------------------------------------------------------
                            STATEMENTS OF CASH FLOWS


FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED)

------------------------------------------------------------------------------------------------------------------------------------
                                                             1995        1994
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

  Net increase in net assets resulting from operations    $ 2,332,260   $1,269,264

  Adjustments to reconcile net increase
     in net assets resulting from operations
     to net cash provided by operating activities:

       Accreted discount on portfolio investments             (37,254)     (15,741)
         Amortization                                           5,250        5,250
         Change in assets and liabilities:
          Accrued interest receivable                        (125,919)     (77,237)
          Other assets                                          2,135        3,101
          Payable to affiliates                                 1,107       28,367
          Accounts payable and accrued liabilities             (8,346)      11,621
          Prepaid interest income                             (52,635)           -
        Net realized gain on investments                   (1,983,859)    (496,463)
        Net decrease in unrealized appreciation
          of investments                                      599,587       58,423
------------------------------------------------------------------------------------------------------------------------------------
             Net cash provided by operating activities        732,326      786,585
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of portfolio investments                        (1,382,146)  (2,348,079)
  Proceeds from dispositions of portfolio investments       3,393,724    5,274,396
  (Purchase) sale of temporary investments, net            (1,809,057)  (2,365,989)
------------------------------------------------------------------------------------------------------------------------------------
    Net cash provided by investing activities                 202,521      560,328
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Cash distributions paid to partners                        (982,575)  (1,298,136)
------------------------------------------------------------------------------------------------------------------------------------
    Net cash used in financing activities                    (982,575)  (1,298,136)
------------------------------------------------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS          (47,728)      48,777
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD              173,095      792,425
------------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                $   125,367  $   841,202
====================================================================================================================================


 The accompanying notes to financial statements are an integral part of these financial statements.

                             --------------------
                                     NINE

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
--------------------------------------------------------------------------------
                      STATEMENTS OF CHANGES IN NET ASSETS

FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND FOR
THE YEAR ENDED DECEMBER 31, 1994 (UNAUDITED)

------------------------------------------------------------------------------------------------------------------------------------
                                                              1995          1994
------------------------------------------------------------------------------------------------------------------------------------
Increase in net assets resulting from operations:
  Net investment income                                   $    947,988  $  1,758,135
  Net realized gain (loss) on investments                    1,983,859    (2,089,653)
  Net (decrease) increase in unrealized
    appreciation of investments                               (599,587)    3,594,544
------------------------------------------------------------------------------------------------------------------------------------
      Net increase in net assets resulting from operations   2,332,260     3,263,026
Repurchase of limited partnership units                              -    (2,402,951)
Distributions to partners from -
  Net investment income                                       (786,060)   (1,758,135)
  Realized gain on investments                                       -      (778,614)
------------------------------------------------------------------------------------------------------------------------------------
    Total increase (decrease) in net assets                  1,546,200    (1,676,674)
Net assets:
  Beginning of period                                       23,973,892    25,650,566
------------------------------------------------------------------------------------------------------------------------------------
  End of period (including undistributed
    net investment income of $161,928
    and $0, respectively)                                 $ 25,520,092  $ 23,973,892
====================================================================================================================================



 The accompanying notes to financial statements are an integral part of these financial statements.

                             --------------------
                                     TEN

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
--------------------------------------------------------------------------------
                 SELECTED PER UNIT DATA AND RATIOS (UNAUDITED)



                                            FOR THE THREE MONTHS        FOR THE SIX MONTHS
                                               ENDED JUNE 30,             ENDED JUNE 30,
------------------------------------------------------------------------------------------------------------------------------------
                                             1995         1994          1995           1994
------------------------------------------------------------------------------------------------------------------------------------
PER UNIT DATA:
  Investment income                        $      .47   $      .38   $      .93     $    .78
  Expenses                                       (.10)        (.10)        (.21)        (.20)
------------------------------------------------------------------------------------------------------------------------------------
    Net investment income                         .37          .28          .72          .58
  Net realized gain on investments               1.31            -         1.52          .34
  Net decrease in unrealized appreciation
    of investments                               (.49)        (.03)        (.46)        (.04)
  Distributions declared to partners             (.30)        (.45)        (.60)        (.90)
------------------------------------------------------------------------------------------------------------------------------------
    Net increase (decrease) in net
     asset value                                  .89         (.20)        1.18         (.02)
      Net asset value:
         Beginning of period                    18.76        18.14        18.47        17.96
------------------------------------------------------------------------------------------------------------------------------------
         End of period                     $    19.65   $    17.94   $    19.65     $  17.94
====================================================================================================================================
RATIOS (ANNUALIZED):
  Ratio of expenses to average net assets        2.17%        2.30%        2.20%        2.32%
  Ratio of net investment income to
    average net assets                           7.77%        6.38%        7.70%        6.46%
Number of limited partnership units at
    end of period                           1,296,999                11,296,999    1,427,950



     The accompanying notes to financial statements are an integral part of these selected per unit data and ratios.

                             --------------------
                                    ELEVEN

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
--------------------------------------------------------------------------------
                         NOTES TO FINANCIAL STATEMENTS

JUNE 30, 1995 (UNAUDITED)

1.  GENERAL

    The accompanying unaudited interim financial statements include all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of the Managing General Partner, necessary to fairly present the financial position of the Fund as of June 30, 1995 and the results of its operations, changes in net assets and its cash flows for the periods then ended.

    These financial statements should be read in conjunction with the Significant Accounting Policies and other Notes to Financial Statements included in the Fund's annual audited financial statements for the year ended December 31, 1994.


2.  INVESTMENT ADVISORY FEES

    As compensation for its services as investment adviser, FCM Fiduciary Capital Management Company ("FCM") receives a subordinated monthly fee at the annual rate of 1% of the Fund's available capital, as defined in the Partnership Agreement. Investment advisory fees of $99,513 were paid by the Fund for the six months ended June 30, 1995.


3.  FUND ADMINISTRATION FEES

    As compensation for its services as fund administrator, FCM receives a monthly fee at the annual rate of .45% of net proceeds available for investment, as defined in the Partnership Agreement. Fund administration fees of $59,164 were paid by the Fund for the six months ended June 30, 1995. FCM is also reimbursed, subject to various limitations, for administrative expenses incurred in providing accounting and investor services to the Fund. The Fund reimbursed FCM for administrative expenses of $34,448 for the six months ended June 30, 1995.

4.  INDEPENDENT GENERAL PARTNER FEES AND EXPENSES

    As compensation for services rendered to the Fund, each of the Independent General Partners receives from the Fund and FCP an annual fee of $30,000, payable monthly in arrears, together with all out-of-pocket expenses. Each Fund's allocation of these fees and expenses is based on the relative number of outstanding Units. Fees and expenses paid by the Fund for the six months ended June 30, 1995 totaled $27,988.


                             --------------------
                                    TWELVE

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
--------------------------------------------------------------------------------
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.  CONTINGENCIES

    FCM, the Managing General Partner of the Fund, had been named as a defendant in a class action lawsuit brought in March 1995 against PaineWebber Incorporated and a number of its affiliates. During May 1995, the Court entered an order certifying the class and dismissing the class action against FCM without prejudice. FCM believes that this litigation will be resolved without any material adverse effect on the Fund's financial condition.

6.  SUBSEQUENT EVENT

    On July 25, 1995, the Fund sold 7,913 shares of KEMET Corporation common stock. The Fund received $533,924 of sales proceeds, resulting in a realized gain of $528,316.

                             --------------------
                                   THIRTEEN

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
--------------------------------------------------------------------------------
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

    As of June 30, 1995, the Fund held portfolio investments in twelve Managed Companies, with an aggregate cost of approximately $16.6 million. These portfolio investments, which were made from net offering proceeds and the reinvestment of proceeds from the sale of other portfolio investments, represent approximately 75.3% of the Fund's net assets. When acquired, these portfolio investments generally consisted of high-yield subordinated debt, linked with an equity participation or a comparable participation feature in middle market companies. These securities were typically issued in private placement transactions and were subject to certain restrictions on transfer or sale, thereby limiting their liquidity. A number of the portfolio companies have prepaid their subordinated debt that the Fund held. In addition, three of the portfolio companies have successfully completed initial public offerings ("IPOs") of their stock. The Fund continues to hold all of the equity components of its original investments, except for a substantial portion of its KEMET Corporation ("KEMET") stock.

    As of June 30, 1995, the Fund's remaining assets were invested in short-term commercial paper. These funds are available for investment, for distribution to the partners or to fund the annual repurchase offer.

    The Fund sold a portion of its KEMET common stock during the six months ended June 30, 1995. In addition, the Fund's subordinated debt investment in Protection One was prepaid during the six months ended June 30, 1995. In the aggregate, the Fund received $2,861,272 of proceeds, including applicable prepayment premiums, from these transactions.

    On July 25, 1995, the Fund received $533,924 of sales proceeds from the sale of 7,913 shares of KEMET common stock.

    A portion of the proceeds representing gains from these transactions were used by the Fund to fund a portion of the cost of the follow-on investments in Canadian's Corp., which were acquired on December 29, 1994 and May 8, 1995 (see following discussion). The remaining portion of the gains from these transactions have been reserved by the Managing General Partner to partially fund either the 1995 repurchase offer or any additional follow-on investments that the Fund may make in existing portfolio companies during 1995.

    On May 8, 1995, the Fund made a follow-on investment in Canadian's Corp. at a cost of $117,000. The investment consists of $130,000 of floating rate Promissory Notes, with warrants to acquire common stock.

                             --------------------
                                   FOURTEEN

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
--------------------------------------------------------------------------------

    On May 24, 1995, the Fund acquired a new portfolio investment in R.B.M. Precision Metal Products, Inc. ("RBM") at a cost of approximately $1.26 million. The investment consists of $1,290,000 of 13.00% Senior Subordinated Secured Notes due May 24, 2002, with warrants to acquire common stock.

    The Fund expects to reinvest all available funds, including the principal amount of any future prepayments received, in additional portfolio investments. The Partnership Agreement provides that the Fund's investment period will end on December 31, 1995. Although the Fund is permitted to make additional investments in existing portfolio companies after 1995, the Fund will no longer be permitted to acquire investments in new portfolio companies.

    Pursuant to the terms of the Fund's periodic unit repurchase policy that was adopted by the Fund's Limited Partners during 1993, the Fund will annually offer to purchase from its Limited Partners up to 7.5% of its outstanding Units for an amount equal to the current net asset value per Unit, net of a fee (not to exceed 2%) to be retained by the Fund to offset expenses incurred in connection with the repurchase offer. If the number of tendered Units in any year exceeds 7.5% of the outstanding Units, the Fund's General Partners may vote to repurchase up to an additional 2% of the outstanding Units. The 1995 repurchase offer will be mailed to the Limited Partners during October 1995. The actual redemption of tendered Units will occur on November 21, 1995.

    Accrued interest receivable increased $125,919 from $521,794 at December 31, 1994 to $647,713 at June 30, 1995. This increase resulted primarily from a $118,213 increase in the deferred portion of the interest receivable from KB Alloys, Inc. ("KB Alloys") with respect to the Fund's investment in $2,938,997 principal amount of 20.00% Senior Subordinated Term Notes due June 30, 2001.
KB Alloys is required to pay 13.00% interest currently, while the remaining 7.00% of the interest may be deferred at KB Alloys' option. During any period in which the payment of interest is deferred, the interest rate on the notes increases from 20.00% to 21.00%. To date, KB Alloys has elected to defer payment of the interest. At June 30, 1995, the cumulative amount of deferred interest totaled $500,038. The Fund's agreement with KB Alloys requires KB Alloys to pay all accumulated deferred interest in excess of $452,153 no later than August 28, 1998, and the amount of deferred interest cannot exceed $452,153 at any time thereafter. The amount of accrued interest receivable with respect to other portfolio investments also increased slightly during the six months ended June 30, 1995.

    Other assets decreased $539,837, from $544,921 at December 31, 1994 to $5,084 at June 30, 1995. The balance at December 31, 1994 included a $532,452 receivable from the sale of KEMET common stock during December 1994. This amount was received by the Fund during January 1995.

    Prepaid interest income decreased from $52,635 at December 31, 1994 to zero at June 30, 1995. This prepaid interest income was related to the Canadian's 13.50% Subordinated Notes, which required interest to be paid quarterly, in advance, to the Fund.

                             --------------------
                                   FIFTEEN

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
--------------------------------------------------------------------------------

Effective June 1, 1995, the notes were amended to provide for the interest to be paid monthly, in advance, on the first day of each month.

    Distributions payable to partners decreased $196,515, from $589,545 at December 31, 1994 to $393,030 at June 30, 1995. This decrease corresponds to the percentage decrease in the quarterly distribution rate from $.45 per Unit to $.30 per Unit (as discussed in the following paragraphs).

    During the six months ended June 30, 1995, the Fund paid cash distributions pertaining to the fourth quarter of 1994 and the first quarter of 1995, in the amounts of $589,545 and $393,030, respectively. These quarterly distributions were equal to $.45 and $.30 per Unit, respectively, and represented an annualized rate equal to 9.0% and 6.0%, respectively, of contributed capital.

    As discussed in previous reports, the quarterly distributions for 1995 are being paid at a reduced rate. The distribution for the second quarter of 1995 will be paid on August 14, 1995 in an amount equal to $.30 per Unit, or an annualized rate equal to 6.0% of contributed capital. This distribution consists entirely of net investment income earned during the three months ended June 30, 1995.

    It is expected that the remaining 1995 distributions will be made at the same 6.0% rate. In the past, the Fund realized gains from its investments that provided additional sources of cash for distributions. Although there can be no assurances, the Fund may realize similar gains in 1995 that could in turn result in a higher distribution rate for subsequent quarters. Gains can also be utilized to fund the annual repurchase offer or to fund any follow-on investments that the Fund may make in existing portfolio companies.

    The Fund's investment period will end on December 31, 1995. Although the Fund is permitted to make additional investments in existing portfolio companies after 1995, the Fund will no longer be permitted to acquire investments in new portfolio companies. This will impact the amount of the Fund's quarterly distributions for 1996 and subsequent years because all proceeds from dispositions or maturities of investments after December 31, 1995 will be distributed to investors, except to the extent the cash is needed to fund the annual repurchase offer or to fund any follow-on investments that the Fund may make in existing portfolio companies.

    FCM, the Managing General Partner of the Fund, had been named as a defendant in a class action lawsuit brought in March 1995 against PaineWebber Incorporated and a number of its affiliates. During May 1995, the Court entered an order certifying the class and dismissing the class action against FCM without prejudice. FCM believes that this litigation will be resolved without any material adverse effect on the Fund's financial condition.




                             --------------------
                                   SIXTEEN

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

                         INVESTMENT INCOME AND EXPENSES

    The Fund's net investment income was $484,492 for the three months ended June 30, 1995 as compared to net investment income of $410,978 for the corresponding period of the prior year. Net investment income per limited partnership unit increased from $.28 to $.37 and the ratio of net investment income to average net assets increased from 6.38% to 7.77% for the three months ended June 30, 1995 as compared to the corresponding period of the prior year.

    The Fund's net investment income was $947,988 for the six months ended June 30, 1995 as compared to net investment income of $831,224 for the corresponding period of the prior year. Net investment income per limited partnership unit increased from $.58 to $.72 and the ratio of net investment income to average net assets increased from 6.46% to 7.70% for the six months ended June 30, 1995 as compared to the corresponding period of the prior year.

    Net investment income for both the three and six month periods ended June 30, 1995 increased as a result of slight increases in investment income and slight decreases in total expenses.

    Investment income increased $60,679 and $89,041, or 10.9% and 7.9%, for the three and six month periods ended June 30, 1995, respectively, as compared to the corresponding periods of the prior year. These increases were primarily the result of higher interest rates on the Fund's temporary investments and to a lesser extent on the Fund's higher-yielding subordinated debt investments. The positive effect of the higher interest rates was partially offset by a decrease in the amount of the Fund's average net assets.

    The Fund had average net assets of approximately $24.6 million during the six months ended June 30, 1995 as compared to approximately $25.7 million during the corresponding period of the prior year. This 4.5% decrease in average net assets occurred primarily as a result of the Fund's repurchase of 9.17% of its Units during the fourth quarter of 1994. The negative effect of the repurchase of Units was partially offset by gains achieved with respect to the Fund's investments (primarily the KEMET common stock).

    Total expenses decreased $12,835 and $27,723, or 8.7% and 9.3%, for the three and six month periods ended June 30, 1995, respectively, as compared to the corresponding periods of the prior year. These decreases resulted primarily from decreases in investment advisory fees and other expenses. The investment advisory fees decreased as a result of the repurchase of Units by the Fund during the fourth quarter of 1994 and the realization during July 1994 of the loss on the Fund's Mobile Technology, Inc. ("MTI") investment. Both the repurchase of Units and the realization of the MTI loss decreased the amount of the Fund's available capital (as defined in the Partnership Agreement), which is the base with respect to which the investment advisory fees are calculated. Other expenses

                             --------------------
                                  SEVENTEEN

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
--------------------------------------------------------------------------------

decreased primarily as a result of a decrease in consulting fees. These decreases were partially offset by an increase in professional fees.

                        NET REALIZED GAIN ON INVESTMENTS

         On February 28, 1995, the Fund sold 8,705 shares of KEMET common stock. The Fund received $269,333 of sales proceeds, resulting in a realized gain of $263,165.

         During April and May 1995, the Fund sold an additional 37,080 shares of KEMET common stock. The Fund received $1,629,089 of sales proceeds, resulting in realized gain of $1,602,802.

         On May 17, 1995, Protection One prepaid its $917,000 of 12.00% Senior Subordinated Notes that were carried by the Fund at an amortized cost of $844,958. The Fund received $962,850 of proceeds, including a prepayment premium, resulting in a realized gain of $117,892.

                   NET UNREALIZED APPRECIATION OF INVESTMENTS

         FCM values the Fund's portfolio investments on a weekly basis utilizing a variety of methods. For securities that are publicly traded and for which market quotations are available, valuations are set by the closing sales, or an average of the closing bid and ask prices, as of the valuation date.

         Fair value for securities that are not traded in any liquid public markets or that are privately held are determined pursuant to valuation policies and procedures that have been approved by the Independent General Partners and subject to their supervision. There is a range of values that are reasonable for such investments at any particular time. Each such investment is valued initially based upon its original cost to the Fund ("cost method"). The cost method is used until significant developments affecting the portfolio company provide a basis for use of an appraisal valuation. Appraisal valuations are based upon such factors as the portfolio company's earnings, cash flow and net worth, the market prices for similar securities of comparable companies and an assessment of the portfolio company's future financial prospects. In a case of unsuccessful operations, the appraisal may be based upon liquidation value. Appraisal valuations are necessarily subjective. The Fund also may use, when available, third-party transactions in a portfolio company's securities as the basis of valuation ("private market method"). The private market method is used only with respect to completed transactions or firm offers made by sophisticated, independent investors.

         As of December 31, 1994, the Fund had recorded $3,629,064 of unrealized appreciation and $(407,097) of unrealized depreciation of investments. Therefore, as of December 31, 1994, the Fund had recorded a total net unrealized appreciation of investments of $3,221,967.



                             --------------------
                                   EIGHTEEN

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
--------------------------------------------------------------------------------

    The net increase in unrealized appreciation of investments during the three and six month periods ended June 30, 1995 and the cumulative net unrealized appreciation of investments as of June 30, 1995, consisted of the following components:


                                   Unrealized Appreciation (Depreciation) Recorded
------------------------------------------------------------------------------------------------------------------------------------
                                   During the Three    During the Six
                                    Months Ended       Months Ended         As of
    Portfolio Company               June 30, 1995      June 30, 1995    June 30, 1995
------------------------------------------------------------------------------------------------------------------------------------
Unrealized appreciation
  recorded in prior periods
  or investments disposed
  of during the period           $ (1,290,292)      $ (1,245,240)      $        -
Carr-Gottstein                         52,610            (17,537)         155,981
Neodata                                     -           (268,395)        (278,914)
KEMET                                 526,286            759,932        1,596,063
Huntington                             44,589             44,589          520,771
Amity                                       -             72,307          719,828
Elgin / ENI                            14,690             29,704          103,811
Proctection One                        14,442             25,053           10,976
MTI                                         -                  -         (206,131)
------------------------------------------------------------------------------------------------------------------------------------
                                 $   (637,675)      $   (599,587)      $2,622,385
====================================================================================================================================

    Carr-Gottstein Foods Company completed an IPO of its common stock on July 1, 1993. The stock, which trades on the New York Stock Exchange, closed at $6.375 on June 30, 1995. This price compares to closing prices of $6.50 on December 31, 1994 and $6.00 on March 31, 1995. Based on the $6.375 closing trading price of the common stock, the Fund's 147,678 shares ofcommon stock would have a market value of $941,447. However, the Fund's valuation guidelines require the stock to be valued at a 5% discount to the public market price to reflect the potential market impact that could result from the sale of the material number of shares owned by the Funds.

    The Neodata Corporation ("Neodata") stock was written down at March 31, 1995. The Partnership has consistently valued this investment based upon a multiple of Neodata's cash flow. Because Neodata's long-term debt presently provides for the accrual, rather than current payment, of interest, the Company's debt has grown to a level which now exceeds the Partnership's valuation.

    KEMET completed an IPO of its common stock on October 21, 1992. The stock, which trades on the NASDAQ National Market System, closed at $52.625 (an average of the closing bid and ask prices) on June 30, 1995. This price is up from the closing prices of $29.375 on December 31, 1994 and $37.375 on March 31, 1995. The Fund held 30,743 shares of KEMET common stock at June 30, 1995. Based on the $52.625 closing trading

                             --------------------
                                   NINETEEN

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
--------------------------------------------------------------------------------

price of the common stock, the Fund's stock had a market value of $1,617,850 at June 30, 1995.

    During June 1995, the Fund received an unsolicited offer from a third party to purchase the Huntington Holdings, Inc. ("Huntington") warrants which are held by the Fund. Although the Fund decided not to sell the warrants, the warrants were written up in value at June 30, 1995 based upon the offer price.

    The Amity warrants and common stock were written up in value at March 31, 1995 to bring Amity's valuation more in line with the valuation of other comparable companies in its industry.

    The ENI Holding Corp. preferred stock is being written up in value quarterly to reflect the amount of the cumulative 10% preferential dividend that has accrued with respect to the preferred stock.

    Protection One, Inc. ("Protection One") completed an IPO of its common stock on September 29, 1994. The stock, which trades on the NASDAQ National Market System, closed at $6.0625 (an average of the closing bid and ask prices) on March 31, 1995. This price compares to closing prices of $4.875 on December 31, 1994 and $5.125 on March 31, 1995. The Fund holds warrants to acquire 15,405.6 shares of Protection One common stock at a nominal exercise price. Based on the $6.0625 closing trading price of the common stock, the Fund's warrants had a market value of $93,396 at June 30, 1995.

    FCM continually monitors both the Fund's portfolio companies and the markets, and continually evaluates the decision to hold or sell its traded securities.


                             --------------------
                                    TWENTY